investFeed, Incorporated

FINANCIAL STATEMENTS

Years Ended December 31, 2014 & 2015
TOGETHER WITH
INDEPENDENT ACCOUNTANT REVIEW REPORT

TABLE OF CONTENTS

Description	Page
Independent Accountants' Review Report	1
Balance Sheets	2
Statements of Income and Retained Earnings	3
Statements of Cash Flows	4
Notes to Accompanies Financial Statements	5-8



Michael J Hadzipanajotis, CPA

CPA & Consulting Services

INDEPENDENT ACCOUNTANT REVIEW REPORT

To the Board of investFeed, Incorporated

We have reviewed the accompanying statement of financial position of investFeed, Incorporated as of December 31, 2015 and 2014, and the related statements of activities, functional expenses and cash flows for the years then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Organization management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America

MICHAEL J HADZIPANAJOTIS, CPA

Belmont, MA
June 7, 2016

INVESTFEED, INCORPORATED
BALANCE SHEETS
December 31, 2015 & 2014

	2015	2014
ASSETS		
Current Assets		
Cash & Cash Equivalents	31,076	5,866
Other Current Assets	-	-
Total Current Assets	**31,076**	**5,866**
Property & Equipment		
Furniture and Equipment	1,940	-
Accumulated Depreciation	(647)	-
Total Property & Equipment	**1,293**	-
Other Assets		
TOTAL ASSETS	$ **32,369** $	**5,866**
LIABILITIES & OWNERS EQUITY		
Current Liabilities	-	-
Total Liabilities	**-**	**-**
Net Assets		
Common Stock	1,121	15,000
APIC	213,899	
Retained Earnings	(182,651)	(9,134)
Total Net Assets	**32,369**	**5,866**
TOTAL LIABILITIES & EQUITY	$ **32,369** $	**5,866**

INVESTFEED, INCORPORATED
STATEMENT OF INCOME AND RETAINED
EARNINGS
December 31, 2015 & 2014

	2015	2014
Revenue	1,118	-
Cost of Sales		-
Gross Margin	1,118	-
Operating Expenses		
Outside Services	127,646	1,653
Management Fees	-	6,000
Legal Services	7,767	80
Office Supplies	7	43
Travel & Entertainment	2,472	404
Accounting	1,000	
Postage	550	
Bank Service Fees	311	
Depreciation	647	
Website Costs	17,359	775
Advertising	15,915	85
Other Expenses	2,135	94
Total Operating Expenses	175,808	9,134
Net Profit Before Taxes	(174,690)	(9,134)
Income Taxes	-	-
Net Income	(174,690)	(9,134)

INVESTFEED, INCORPORATED
STATEMENT OF CONSOIDATED CASH FLOWS &
NOTES TO CONSOLIDATED FINANCIAL
STATEMENTS
December 31, 2015 & 2014

	December 31, 2015	December 31, 2014
OPERATING ACTIVITIES		
Net Income	**(174,690)**	**(9,134)**
Adjustments Needed To Reconcile To Net Cash Provided By Operations:		
Accounts Receivable	-	-
Loans Receivable	-	-
Prepaid Expenses	-	-
Deferred Revenue	-	-
Loans Payable	-	-
Other	-	-
Net Cash Provided By Operations	**(174,690)**	**(9,134)**
INVESTING ACTIVITIES		
Depreciation	647	
Purchase of Fixed Assets	(1,940)	-
Net Cash Used By Investing Activities	**(1,293)**	**-**
FINANCING ACTIVITIES		
Financing Activities	201,193	15,000
Net Cash Provided By Financing	**201,193**	**15,000**
Net Cash Change For Period	**25,210**	**5,866**
Cash Beginning Of Period	**5,866**	**-**
Cash End Of Period	**31,076**	**5,866**

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Activities

investFeed Inc. (the "Company"), is a corporation organized June 30, 2014 under the laws of Delaware. The Company was formed so help investors and traders share and monetize their market insight through a social network. As of December 31, 2015, the Company has not yet commenced planned principal operations nor generated significant revenue. The Company's activities since inception have consisted of formation activities and preparations to raise additional capital. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations.

Basis of Accounting

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company has elected to adopt early application of Accounting Standards Update No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements; the Company does not present or disclose inception-to-date information and other remaining disclosure requirements of Topic 915.

The Company adopted the calendar year as its basis of reporting and uses the accrual method of accounting.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Organization considers all highly liquid investments available for current use with an initial maturity of three months or less to be cash equivalents.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont)

Property and Depreciation

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000. Purchased property and equipment are stated on the basis of cost and donated items are recorded at their current estimated fair market value at date of donation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Income Taxes

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carry-forwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. At December 31, 2015, the Company had deferred tax assets of approximately $53,974, related to net operating loss carryforwards (NOL) of $174,384 and $5,866, as of December 31, 2015 and 2014, respectively.

The Company files U.S. federal tax returns. As each year incurred a net operating loss, no federal taxes were due when the returns were filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 2 – CASH AND CASH EQUIVALENTS

Cash and cash equivalents at year end consist of the following:

Checking and money market accounts:

	December 31,	
	2015	2014
Cash	$ 31,076	$ 5,866
Total	$ 31,076	$5,866

NOTE 3 – CONCENTRATIONS OF CREDIT AND MARKET RISK

Financial instruments that potentially expose the chapter to concentrations of credit and market risk consist primarily of cash and cash equivalents. Cash and cash equivalents are maintained at financial institutions and accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2014, the organization had $0 of uninsured balances at these institutions.

NOTE 4 – FAIR VALUE MEASUREMENTS

Fair values of assets measured on a recurring basis at December 31, 2015 and December 31, 2014 are as follows:

	FMV	Quoted Prices in Active markets for Identical Assets (Level 1)	Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Cash-2015:				
Cash	$31,076	NONE	NONE	NONE
Cash-2014:				
Cash	$5,866	NONE	NONE	NONE

NOTE 5- GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, has not generated meaningful revenues or profits since inception, and has sustained net losses of $174,384 and $5,866 for the years ended December 31, 2015 and 2014, respectively. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing from its stockholder and/or third parties. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 6- RECENT ACCOUNTING PRONOUNCEMENTS

In June 2014, the FASB issued Accounting Standards Update (ASU) 2014-10 which eliminated the requirements for development stage entities to (1) present inception-to-date information in the statements of income, cash flows, and members' equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage. This ASU is effective for annual reporting periods beginning after December 15, 2014, and interim periods beginning after December 15, 2015. Early application is permitted for any annual reporting period or interim period for which the entity's financial statements have not yet been issued. Upon adoption, entities will no longer present or disclose any information required by Topic 915. The Company has early adopted the new standard effective as of the inception date.

In August 2014, the FASB issued ASU 2014-15 on "Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern". Currently, there is no guidance in U.S. GAAP about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern or to provide related footnote disclosures. The amendments in this update provide such guidance. In doing so, the amendments are intended to reduce diversity in the timing and content of footnote disclosures. The amendments require management to assess an entity's ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management's plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management's plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this update are effective for public and nonpublic entities for annual periods ending after December 15, 2016. Early adoption is permitted. The Company has not elected to early adopt this pronouncement.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.





Business Plan

investFeed

investFeed
Your Latest Positions
Featured Users
Latest Stream Positions
Trending Tickers
TESLA MOTORS IN
TSLA
BUY
Mike Anderson
@MAnderson
New York, NY
Hedge fund manager and #startup enthusiast. Keeping a close eye on #fintech, #technology, #bitcoin, and #roboadvisors.
This bullish forecast on Apple issued on July 24th, before Q3 earnings report Apple AAPL is up more than 8% gain in 1 week.

The World's First Fully Transparent Social Investment Network

www.investFeed.com

Contact Ron Chernesky about investment opportunities: 646.750.3115 ron@investfeed.com



investFeed

Trading and Portfolio Transparency.



TESLA MOTORS IN
TSLA
225.6
$0.70 (0.31%) TODA
BUY
$235.5
OPEN
$236.63
HIGH
Andrea Brooks
22m
Sneak peek of the new Tesla building.. th
Mike Anderson
@MAnderson
New York, NY
Hedge fund manager and #startup enthusiast.
Keeping a close eye on #fintech, #technology, #bitcoin, and #roboadvisors.
42
POSTS
12
FOLLOWING
450
FOLLOWERS
9.05%
PORTFOLIO
Mike Anderson
2m
This bullish forecast on Apple issued on July 24th, before Q3 earnings report Apple AAPL is up more than 8% gain in 1 week.
32
10

investFeed lets traders **reveal their portfolios** to one another and discuss new and existing trades in an easy-to-use, intuitive interface.

Our product **connects with your brokerage account** to curate **verified market positions** from real investors and help you assess your own track record against our community of peers, real-time.

We use **social benchmarking tools** and **data analytics** to help you leverage the knowledge of top-performing investors, and together navigate the stock market for mutual, **long-term profit**.

Problem

Investors can't verify the credibility of market information on social media



NO TRANSPARENCY

- Creates distrusts
- Results in asset misallocation
- Instability



POOR QUALITY

- Opinions on social media are often misrepresented, inaccurate, incomplete, or untimely
- Results in asset misallocation
- Instability



LIMITED ACCESS TO FINANCIAL MARKETS

- Lack of education limits ability to interpret, and respond to information
- Market information not timely or equitably disseminated





Our Solution

A social trading platform that empowers every investor with verifiable market opinions.

 **investFeed**

 **RELIABLE AND TIMELY INFORMATION**

- Improves resource allocation
- Enhances efficiency and long-term growth
- Improves market stability

 **OPENNESS**

- Enables the public to make informed investment decisions
- Improves the accountability of market movers
- Reduces the scope of errors

HIGH QUALITY

- Brokerage integration prevents dishonest reporting
- Community standards and tools maintain high quality of insights
- Variety of user-generated multimedia content encourage sharing of in-depth information



ORDER SENT!

Total Cost
$2,481.71

Shares Purchased   11

New Position   54 shares

Price Per Share $225.61

SHARE

DONE

investFeed



How it works

FEED
Sean Anderson
How is your portfolio doing?
Great! Take a look and feel free to copy.
0/500
APPL
BEAR
BULL

Connect your brokerage account and leverage the real trade activity of other investors



TRANSPARENCY

Discover stock ideas with verified positions. Connect your brokerage account and find ideas easily with real money backing them to trade with confidence.



COLLECTIVE INTELLIGENCE

Our analytics and reporting tools leverage data from verifiable investors to help investors make better decisions and mitigate the risk associated with investing.



EXPOSURE

Establish yourself within our community of veteran and aspiring investors, corporations, and influencers from around the world.

OPENNESS

Invest, engage, and network with trusted peers. Share ideas to invest better together. Discuss your stocks in a compliance-friendly environment.





SOCIAL BENCHMARKS

Our social indexes measure your market performance by comparing your track record to similar investors for personal improvement and self-validation.

investFeed

How it works

Connect your brokerage account and leverage the real trade activity of other investors



1 Find stock ideas



Mike Anderson
@MAnderson
New York, NY
Hedge fund manager and #startup enthusiast. Keeping a close eye on #fintech, #technology, #bitcoin, and #roboadvisors.
42
12
450
9.05%

2 Share your portfolio with friends



FEED
Sean Anderson
How is your portfolio doing?
Great! Take a look and feel free to copy.
0/500
APPL
BEAR
BULL

3 Invest with confidence







ORDER SENT!
Total Cost
$2,481.71
Shares Purchased
11

COLLECTIVE INTELLIGENCE
Our analytics and reporting tools leverage data from verifiable investors to help investors make better decisions and mitigate the risk associated with investing.

OPENNESS
Invest, engage, and network with trusted peers. Share ideas to invest better together. Discuss your stocks in a compliance-friendly environment.

TRANSPARENCY
Discover stock ideas with verified positions. Connect your brokerage account and find ideas easily with real money backing them to trade with confidence.





EXPOSURE
Establish yourself within our community of veteran and aspiring investors, corporations, and influencers from around the world.

SOCIAL BENCHMARKS
Our social indexes measure your market performance by comparing your track record to similar investors for personal improvement and self-validation.

Value to User

investFeed offers the simplest and most compelling way to discuss the markets

EASE OF USE

Search by stock name, investing style, holding time-frame, and more

COMPLETE

55% of small cap companies have no or virtually no meaningful analyst coverage[1], but these stocks have investors who have insights into them

Of 500M daily tweets, only 0.012% contain $ticker[2] of a company listed on NASDAQ or NYSE

TARGETED

CLEAN

Some of these stocks are abused by spammers

ACCURACY

Twitter users confuse $tickers[2] (e.g. $HP instead of $HPQ to refer to Hewlett Packard

TRANSPARENT

There is no way to verify if a Twitter user has a position in the stock they mention

ACCOUNTABILITY

Seeking Alpha contributors often have no positions in the stocks they discuss and no plans to

RESULTS

No financial news or social investing network discloses the performance of its users

1. Source: SeekingAlpha.com
2. Called $cashtag on Twitter

investFeed



Our Unfair Advantage

investFeed

Imagine if you could verify the credibility of a stock post on Twitter, and duplicate the trades of successful investors? We built just that!

TRADE SECURELY



Compose New Feed
(use $ before ticker: e.g. $SYNBL & @ before user: e.g @UserName)
Buy
Sell
Public
140 characters left...
Feed
Purchase stocks directly from posts, charts, profiles and watchlists.
Tom Perks @TomPerks
Premium
1:45 PM
$AAPL
BULLISH
78%
8
23
3
12
Flag
Gauge market sentiment
Share your positions with other investors



VERIFY POSITIONS

investFeed
Edit Profile
Ron C.
CEO @investFeed, Inc.
Feed
Stats
Connect Brokerage
My Portfolio
Easily integrate with 25+ brokerage providers
Track performance
User scoreboard

Features

investFeed

Market data, trading tools, and social networking features

MARKET DATA

- ✓ Stocks
- ✓ US equities
- ✓ ETFs
- II Options
- II Futures
- II International equities
- II Mutual funds
- II FX
- II Bitcoin

INVESTOR TOOLS

- ✓ On-Demand Trade Alerts
- ✓ Portfolio Monitoring
- ✓ Point and Click Entry
- ✓ Real-Time Position View
- ✓ Advanced Charting
- ✓ Performance Stats
- ✓ Brokerage Integration
- ✓ Advanced Order Types
- II Auto-Trade
- II Auto-Invest
- II Robo-Advisory

SOCIAL NETWORKING

- ✓ Live Feed
- ✓ Jobs Board
- ✓ Niche Networking
- ✓ Social Plugins
- ✓ Articles
- ✓ Videos
- ✓ Messaging
- ✓ Embed-In-Post
- ✓ Open Microblogging
- II Custom Disclaimers

MARKET SENTIMENT

- ✓ News Feed
- ✓ Trending Stocks
- ✓ Sentiment Tracker
- ✓ Position Tracking
- ✓ Portfolio Tracking
- II Social Heat Map
- II Market Simulator

Despite market conditions, the number of investors has grown 3% in the past year.[1]

- Self-directed segment is growing quicker than non-self directed investors from 2011 to 2015.[1]

- US spend on financial data and news totaled $12.13 bn in 2014, up 4.99% in 2014 from 2013.[1]

- Average cost for investor education tools; $111.[2]

Investors in the U.S.



Traditional Investor   Active Investor

1. Source: Burton Taylor
2. Source: LibraryJournal
3. Source: Cegent (Investors in the U.S.)

investFeed

Social Media Informs & Shapes the Investing Process

Growing Adoption rates of social media as a tool for investor relations

- **40%*** Institutions globally expecting to increase their use of social media in the coming year
- **33%*** Said information obtained on social media triggered a discussion with their investment consultant
- **37%*** Said they shared information from social media with decision-makers at their companies
- **80%*** Institutional investors use social media as part of their work flow
- **30%*** Institutional investors say data consumed via social media has directly influenced an investment decision
- **48%*** Investors say that information from social media prompted them to do additional research on an industry issue or topic

* Source: Greenwich associates

Market Fit

investFeed


HOME
FEED
PORTFOLIO
Bryan Armstrong
1m
This bullish forecast on Apple issued on July 24th, before Q3 earnings report Apple AAPL is up more than 8% gain in 1 week.
8
2
Andrea Brooks
6m
Sneak peek of the new Tesla building.. thoughts?
TESLA
Behind the scenes of Tesla's new HQ
TechCrunch
22
14



Excellent platform for establishing your credibility as a trader. investFeed is the only social network where I can demonstrate my track record and verify who else is profitable.

Miguel Ferreira (Independent equities trader)



As an active investor, I find it incredibly useful to gauge the market's sentiment of a stock on investFeed. The platform filters out the noise that you find on social media and allows you to monitor what other traders and investors really are buying and selling.

Jeff Dasilva (Goldman Sachs - Analyst)



Social media can be helpful to generate investment ideas, but don't provide users enough data to judge the returns of other members. On investFeed, I have access to a vast amount of experience and I can verify the performance and open positions of anyone who shares an opinion about my investments.

Kenny Polcari (New York Stock Exchange Floor Trader)



Excellent platform for establishing your credibility as a trader. investFeed is the only social network where I can demonstrate my track record and verify who else is profitable.

Alex Liauska (Investment Analyst at Barclays)

1 PHASE I

- Advertising
- Promoted Accounts
- Premium Subscriptions
- Commissions on trades

As We Are Building Contributor + Consumer Audience

2 PHASE II

- IR Solutions
- Promoted Feeds
- Promoted Stocks

500K Unique Visitors

3 PHASE III

- Big Data Revenue

1 Million Unique Visitors


investFeed

Features that lead the industry

investFeed

	twitter	Seeking Alpha	StockTwits	eToro (Your Social Investment Network)	covestor	investFeed
Real-time Market Data	✓	✓	✓	✓	✓	✓
Crowdsourced Analysis	✓	✓	✓	✓		✓
Verified Positions				✓		✓
Performance Stats				✓	✓	✓
Social Indexes			✓			✓
Multi-Broker Integration						✓
Secure Trading				✓	✓	✓
	*Est. $10B Valuation	*Est. $500M Valuation	*Est. $50M Valuation	*Est. $200M Valuation	*Acq. by Interactive Brokers	

Team



investFeed

Ronald Chernesky
Co-Founder, CEO

- FinTech entrepreneur with 10 years experience as an NYSE trader
- Head Trader U.S. Equties, World Trade Financial Group
- Grew firm from ground floor to over 250+ traders in NYC; opened 4 offices in the U.S.
- Trained and mentored over 100+ junior traders
- Founded Thinking Alpha, a contributor platform for investors and traders
- Co-founded darkpooltraders.com; self-funded, acq. within 6 months of initial launch





Andrew Freedman
Co-Founder, CTO

- Full Stack Engineer with 10 years experience in financial technology
- Sr. Web Developer, World Trade Financial Group
- Built social collaboration risk request software used by 5,000 traders in 20 countries
- Co-founded darkpooltraders.com (self-funded, acq. within 6 months of initial launch
- Created and developed top-rated Android app; 50,000 downloads under 6 months in 2011





Clayton Lambert
Web Developer

Full-Stack Developer and UI/UX Design

Blinn College, ComputerScience





Justin Jovanovic
Marketing

Social Media and User Support Management

Founder eTicketing, George Washington University





Jeff Dayton
Business Advisor

Founder & CEO, Alpha Funders. Venture advisor and angel. 4 successful exits.

Liberty University (Juris Doctorate, partial) B.S. Tennessee State (Technology and Accounting)



Srikant Krishna
Technical Advisor

Founder & CEO, Picofemto LLC, SVP BNY ConvergEx, VP Sanford C. Bernstein & Co.

B.S. John Hopkins (Biochemistry), M.S. Cornell (Biophysics), M.S. Columbia (Computer Science)





Milestones

investFeed

DISRUPTION BEGINS

3,000 BETA SIGNUPS

- **PRIVATE BETA**
- **SEED $100K**

- **WEBSITE LAUNCH**
- **7,000 BETA SIGNUPS**

- **SEED $150K**
- **15K SIGNUPS**

- **IOS/ANDROID**
- **SEED ROUND**

50K SIGN UPS

Q2 - 2014 | Q3 - 2014 | Q1 - 2015 | Q3 - 2015 | Q3/Q4 - 2015 | Q1 - 2016 | Q4 - 2016

WE ARE HERE

investFeed

Exit Strategy

investFeed will have multiple exit opportunities that will result in a high ROI



FINANCIAL MANAGEMENT

Betterment
wealthfront
PERSONAL CAPITAL
Goldman Sachs
charles SCHWAB
SIGFIG
motif INVESTING
J.P.Morgan

RETAIL BROKERAGE

E*TRADE
TD Ameritrade
Interactive Brokers
Fidelity INVESTMENTS
TradeStation
Scottrade
robinhood

SOCIAL MEDIA

in
StockTwits
eToro

MARKET NEWS & DATA

Bloomberg
YAHOO! FINANCE
THE WALL STREET JOURNAL. WSJ
Seeking Alpha α
MarketWatch
REUTERS
CNBC

Why back us?

1 The first platform that brings the power of social networks - openness, connectivity, collective intelligence - to the world of personal investing.

2 An expanding and unsaturated marketplace with few comparable competitors and a tremendous growth potential

3 An experienced team united by a deep understanding of FinTech, a relentless drive, and the vision to make it happen!

investFeed

Fundraising Terms and Contact

investFeed

Target $1,000,000

OPENING THE GATES
TO 90 MILLION INVESTORS



- Convertible Note
  - $5,000,000 Cap, 20% discount

Ask about investment opportunities

Ronald V. Chernesky



646.750.3115



ron@investfeed.com



www.investFeed.com



After due and reasonable inquiry, the Company represents that, to its best information, knowledge, and belief, neither the Company, any member of the Company, any promoter connected with this Offering, any person that has been or will be paid remuneration for solicitation of purchases in connection with this Offering, nor any other person listed in Section 227.503(a) of Regulation CF in connection with this Offering has been subjected to or the recipient of any conviction, order, judgment, decree, suspension, expulsion, bar, or other event that is a disqualifying event as contemplated under Section 227.503 of Regulation CF.



INVESTFEED, INC

111 Nelson Street. Suite #2

Brooklyn, New York 11231 646-750-3115
www.investFeed.com

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date of this Offering are as follows:

Name	Position	Dates of Service
Ronald Chernesky	CEO, Director	Since inception
Andrey Freedman	CTO, Director	Since inception

The co-founders work full-time. There are no family relationships between any director, officer or significant staff member. During the past 2 years, none of the persons identified above have been involved in any bankruptcy or insolvency proceeding or convicted in a criminal proceeding. Other than our officers and directors, we do not have any employees and work with individual contractors.

BACKGROUND OF DIRECTORS AND EXECUTIVE OFFICERS

Ronald Chernesky, Co-founder, CEO. Ronald Chernesky is FinTech entrepreneur and a trader with over 10 years of experience trading NYSE securities. For 6 years, Mr. Chernesky was Head of U.S. Equities Trading at World Trade Financial Group (WTFG), a brokerage firm he helped grow to a recognized global operation. Mr. Chernesky has trained over 100 junior traders, an experience that led him to build investFeed, a social investing network. His past ventures include a role as the CEO of Thinking Alpha, a contributor platform for investors, and darkpooltrader.com, a website he co-founded with Andrew that was acquired by a private investor within 6 months.

Andrew Freedman, Co-founder, CTO. Drew brings 20 years software development and analytical talent to investFeed. Mr. Freedman has developed robust web applications for organizations as the former CEO of MidPoint Solutions. Prior to investFeed, he worked at World Trade Financial Group where he was recruited by and worked directly with investFeed co-founder Ronald Chernesky, and where he oversaw the development of an enterprise social network and risk reporting software used by 5,000 traders and managers in 20 countries.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

To date each of our executive officers have received a distribution of $2,000.00 to $3,000.00 from investFeed on a monthly basis.



INVESTFEED, INC

111 Nelson Street. Suite #2

Brooklyn, New York 11231

646-750-3115

www.investFeed.com

InvestFeed is a social network for the investment community that enables its users to access curated stock research on demand. InvestFeed works as a reputation builder with built-in virality tools. This will enable us to become the go-to source for quality finance information.

InvestFeed generates revenues by providing to its customers access to premium market research from top-performing investors accessible via its website and mobile apps. Customers can use the base service at no cost and make transactional purchases for premium monthly subscriptions renewable month to month and premium articles. When customers purchase subscriptions, investFeed collects a portion of the subscription fees upfront (between 10% and 50% depending on $0 - $50k in monthly subscriptions).

The company generated revenue in 2015 and in 2016 as a result of increased inbound traffic to our website.

As an early-stage company, we have experienced losses thus far in our operating history. We are still considered pre-revenue at this time as our focus is on user-acquisition and partnerships. In 2015 we experienced net losses of ($120,410). This year, we project that we will be able to keep pace with this number and reduce our current net losses to ($37,103), considering that we have been able to launch our key product on desktop and mobile devices and are seeing lowered development costs.

We will open our product line and begin generating revenues. Although there is no guarantee that our historical results or cash flows (as described below and in our financial statements) will follow our projections, we expect generally to grow in the coming years. Nonetheless, it may be years before Investors see a return on their investment, if returns are forthcoming at all.

All of our working capital is held in a bank checking account and will be used to invest into the business.

Based on historical cash flows, we anticipate using our available cash for operations within the year.

We expect that the proceeds of this offering will provide additional working capital for our Company. The proceeds of this offering will enable the business to continue its main activities and scale operations.

As of December 31, 2015, we had as much cash on hand as the year prior due to our efforts to push our available capital into product development as quickly as possible. Early revenues were incidental as our primary focus was to complete production, positioning our company to really start focusing on revenue generation.

Net cash used in operating activities primarily consisted of net loss and accrued liabilities. We have financed our operations through issuances of equity and note offerings.

Since inception, investFeed has raised $249,500 cash in exchange for several convertible notes payable (collectively, referred to as the "Notes"). With some minor exceptions, the terms of the Notes (as described below) are nearly identical. Interest accrues on the Notes at a rate of 6% per year. If the Company consummates an Equity Financing, defined as selling shares of its equity securities with an aggregate sales price of at least $1,000,000, the Notes shall automatically convert into Preferred Stock at a price per share equal to the lesser of: (i) 80% of the price of the issued Preferred Stock; or (ii) $3,000,000 divided by the number of shares and potential shares of Common Stock outstanding, on a fully diluted basis, immediately prior to the Equity Financing. As of December 31, 2015, approximately $83,000 of interest had accrued under the Notes.

We expect these trends to continue in the current fiscal year and in the next few upcoming fiscal years.

Our annual report will be on www.investFeed.com by the end of the year.

PRINCIPAL SECURITY HOLDERS

Name of Holders	No. and Class of Securities Now Held	% Of Voting Power Prior to Offering
Ronald Chernesky	450,000 shares of common stock	38.94
Andrew Freedman	450,000 shares of common stock	38.94

OUR SECURITIES

Our authorized capital stock consists of 4,000,000 shares of common stock, par value $0.001 per share, and 1,000,000 shares of preferred stock, par value $0.001 per share. As of September 14, 2016, the Company had 1,115,553 shares of common stock and no shares of preferred stock outstanding. In addition to the foregoing, the Company has issued $115,000 in convertible promissory notes, which are convertible into shares of the Company's preferred stock, and $40,000 in warrants, which allow their holders to purchase additional shares of the Company's common stock.

The following is a summary of the rights of our capital stock and other securities as provided in our certificate of incorporation and bylaws and documents relating to prior exempt securities offerings. For more detailed information, please see our certificate of incorporation and bylaws, which have been filed as exhibits to the offering statement of which this offering circular is a part.

The Company does not currently have a stock incentive plan and has not set aside authorized shares of stock for an employee option pool. The Company does not intend to reserve shares of common stock for future issuances to employees, consultants and directors of the Company in the near future. The Company has made no commitments to issue additional shares of restricted common stock or stock options to co-founders or other members of its management team.

Common Stock

Voting Rights. The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

Dividends. Subject to preferences that may be granted to any then-outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor as well as any distributions to the stockholders. The payment of dividends on the common stock will be a business decision to be made by our board of directors from time to time based upon results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the common stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then-outstanding preferred stock.

Other Rights or Assessments. Of the Company's 1,155,553 issued shares of common stock, the 900,000 shares issued to the Company's two principal security holders may be adjusted in the case of stock splits, issuance of stock dividends, distributions or other reclassifications of the Company's common stock. The remaining 255,533 shares issued to holders other than the Company's two principal security holders bear participation rights with respect to certain of the Company's subsequent equity financings. None of the Company's shares of common stock bear any further anti-dilution provisions.

Preferred Stock

Our board of directors, which as of the date hereof consists of two directors, is authorized by our certificate of incorporation to establish classes or series of preferred stock and fix the designation, powers, preferences and rights of the shares of each such class or series and the qualifications, limitations or restrictions thereof without any further vote or action by our stockholders. Any shares of preferred stock so issued would have priority over our common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in our control without further action by our stockholders and may adversely affect the voting and other rights of the holders of our common stock. At present we have no plans to issue any additional shares of preferred stock or to adopt any new series, preferences or other classification of preferred stock, but we may decide to do so in the future. Our board presently does not intend to seek stockholder approval prior to the issuance of currently authorized stock, unless otherwise required by law.

Convertible Promissory Notes and Warrants

Beginning in March 2016, the Company issued convertible promissory notes with a purchase price of $115,000 (the "Notes"). The Notes are convertible upon a qualified financing of the Company's equity securities equal to or greater than $1,000,000 into the equity securities issued in such financing. The availability of such equity securities may be dilutive and such equity securities will likely have will have greater rights than the Securities (as defined below: see "Securities Offered") offered hereunder. The percentage ownership of the Company by holders of the Notes will depend on the amount and terms of the equity financing prompting the conversion of the Notes.

The Company has issued warrants in the amount of $40,000 (the "Warrants"), enabling the holders to purchase shares of common stock of the Company at an exercise price of $1.00 per share. The Warrants do not have anti-dilution rights but their exercise price is subject to adjustment in the event of any forward or reverse stock splits. The percentage ownership of the

Company by holders of the Warrants will depend on the number of shares of common stock outstanding at the time the Warrants are exercised.

Previous Exempt Offerings

The Company has issued the following exempt offerings in the past three years:

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
11/2014	Regulation D, Rule 506(b)	Common Stock	$105,000	Professional Fees, Marketing, R&D, Salaries & General Admin and Working Capital
7/2015	Regulation D, Rule 506(b)	Common Stock	$144,500	Professional Fees, Marketing, R&D, Salaries & General Admin and Working Capital
3/2016	Regulation D, Rule 506(b)	Convertible Promissory Notes	$115,000	Professional Fees, Marketing, R&D, Salaries & General Admin and Working Capital
4/2016	Regulation D, Rule 506(b)	Warrants	$40,000	Professional Fees, Marketing, R&D, Salaries & General Admin and Working Capital

Dilution of the Securities and Minority Ownership

Because the Securities being issued in this offering (the "Offering") hold no voting rights both before and after being converted into shares of CF Shadow Series (see "This Offering" below), the holders of a majority-in-interest of voting rights in the Company could limit the rights of a purchaser of the Securities (each, an "Investor") in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations, cause the Company to engage in additional offerings, or prevent the Company from engaging in an offering that would result in the conversion of the Investors' Securities.

These changes could result in further limitations on the voting rights an Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents. To the extent applicable, in cases where outstanding Notes are converted or Warrants are exercised or the Company issues new financing equity securities, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's economic rights. In addition, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

While the two principal security holders' securities bear no special rights beyond those of the Company's common stock (and in fact have fewer rights than shares of common stock issued to investors in a previous financing rounds), the two principal security holders together constitute a majority-in-interest of voting rights of the Company. Therefore, the two principal security holders have effective of control of the Company by exercise of the voting rights of their common stock.

Given that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or a part of his or her investment in the Securities issued in this Offering, and may never see positive returns on his or her investment.

For additional risks relating to this Offering or the Securities, see "Risks" below.

Bylaws

The board of directors may amend or repeal the Company's bylaws except that either: (a) the certificate or applicable law reserves this power exclusively to stockholders in whole or in part or (b) the board may not amend or repeal bylaws that have been adopted by the stockholders of the Company. A Delaware corporation's stockholders may amend or repeal the corporation's bylaws even though they may also be amended or repealed by the board of directors.

THIS OFFERING

Securities Offered:	Crowd Safes
Total Crowd Safes outstanding after the Offering (if Minimum Amount is raised):	50,000

Total Crowd Safes outstanding after the Offering (if Maximum Amount Raised):	1,000,000
Minimum Offering:	$50,000
Minimum investment amount per Investor:	20 Crowd Safes
Maximum investment amount per Investor:	4,000 Crowd Safes
Purchase Price per Crowd Safe	$25.00
Maximum Offering:	$1,000,000
Intermediary Sale Commission:	5% of amount raised
Proceeds to the Company:	up to $1,000,000
Over-Subscription:	The Company will accept investments in excess of the Minimum Amount up to the Maximum Amount, and any additional Securities will be allocated on a first-come, first-served basis.
Funding Deadline:	November 23, 2016

Securities Offered

The Company is offering a minimum of $50,000 (the "Minimum Amount") in Crowd Safes, which are also known as Simple Agreements for Future Equity (the "Securities"). The Company will accept subscriptions in excess of the Minimum Amount on a first-come, first-service basis up to $1,000,000 (the "Maximum Amount"). Each Investor may purchase a minimum of 20 Crowd Safes for a minimum aggregate purchase price of $500 and a maximum of 4,000 Crowd Safes for a maximum aggregate purchase price of $100,000.

We request that you please review our organizational documents and the Crowd Safe instrument in connection with this offering. The following is a summary of the rights of the Securities being offered.

Not Currently Equity Interests. The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Voting Rights. The Securities have no voting rights at present or when converted. Where statutory voting rights are provided by state law, the holders of the Securities are required to vote with the majority of the security holders in the round of equity financing upon which the Securities were converted.

Dilution Rights. The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that an Investor may eventually have in the Company.

Dividends. The Securities do not entitle an Investor to any dividends.

Conversion. The Securities are convertible into shares of CF Shadow Series securities. Please see "Conversion" below for further details.

Price and Valuation of the Securities. The price of the Securities was determined arbitrarily. The minimum amount and maximum amount that an Investor may invest in the Offering are $500 and $100,000, respectively. The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

The current and future value of the Securities are each contingent on the valuation of the Company at the time the Securities are converted into CF Shadow Series securities. As further discussed in "Conversion" below, should the Company elect to convert the Securities upon the occurrence of a future equity financing, the number of CF Shadow Securities into which the Securities convert will be based on number of factors, including the total value of the Investor's investment and the price per share of the securities sold in such equity financing. There is no guarantee that a Crowd Safe will be converted into any particular number of CF Shadow Series securities.

Because there will likely be no public market for the Securities prior to an initial public offering or similar liquidity event, the price of the securities sold in a future equity financing will be determined by the board of directors of the Company. Among the factors we may consider in determining the price of such securities are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. These factors may include, unrelated third-party valuations, the results of operations, financial condition and capital resources, the results of negotiations with venture capital funds and other investors, the marketability of such securities, an increase in our website user base, the introduction of new features to our website, industry and consumer spending trends, overall economic indicators, and any other factor the board of directors considers to be relevant.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in our industry will share similar characteristics and that the Company's value will correlate to those characteristics, or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Conversion

CF Shadow Series. Upon each of the Company's future equity financings of greater than $1,000,000 (an "Equity Financing"), the Securities are convertible at the Company's option into CF Shadow Series securities. CF Shadow Securities are identical to the securities issued in such future Equity Financing, except: (a) they do not have the right to vote on any matters except as required by law; (b) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote; and (c) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing. If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "Purchase Amount") by either:

(a) the quotient of $5,000,000 (the "Valuation Cap") divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans; (ii) convertible promissory notes or Safes issued by the Company, including the Securities; and (iii) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes (such quotient, the "Safe Price");

OR

(b) the lowest price per share of the securities sold in such Equity Financing multiplied by 80%, reflecting a 20% discount.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing. If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing. In the case of an initial public offering ("IPO") of the Company or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Investor will receive, at the Investor's option, either (a) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (b) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) the Valuation Cap divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (a) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors; (b) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s); or (c) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing. In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the Investor's option, either (a) a cash payment equal to the Purchase Amount (as described above) or (b) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution and Termination

Dissolution. If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Investors, all holders of other Safes (on an as converted basis based on a valuation of common

8

stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination. The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier of the following to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to the conversion provisions; (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event; or (iii) the expiration of a period lasting five years from the date the Securities were issued. In the event of a termination under clause (iii) of the preceding sentence, this instrument will convert, unless otherwise agreed to by the Investor and the Company, into either (A) shares of the CF Shadow Series of Preferred Stock sold in the latest Equity Financing pursuant to Section 1(a); or (B) if no Equity Financing has occurred prior to the expiration of such five-year period, a number of shares of common stock equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the Safe Price.

Transfer Agent and Registrar

FundAmerica Securities, LLC is the transfer agent and registrant for the Securities issued in this Offering.

RESTRICTIONS ON TRANSFER

The securities being offered may not be transferred by any purchaser of such securities, unless such securities are transferred:

(a) to the Company;

(b) to an accredited investor (as defined by Rule 501(d) of Regulation D promulgated under the Securities Act);

(c) as part of an offering registered with the U.S. Securities and Exchange Commission ("SEC"); or

(d) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

The Investor may not transfer the Securities or any securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith. In addition, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

RISK FACTORS

An investment in our securities involves a high degree of risk and many uncertainties. You should carefully consider the specific factors listed below, together with the cautionary statement that follows this section and the other information included in this offering circular, before purchasing the securities being offered. If one or more of the possibilities described as risks below actually occur, our operating results and financial condition would likely suffer and the trading price, if any, of our securities could fall, causing you to lose some or all of your investment. The following is a description of what we consider the key challenges and material risks to our business and an investment in our securities.

Risks Relating to Our Business

We are a development-stage company with limited resources.

The Company was incorporated on September 30, 2014, and is a development-stage company with limited operating history, minimal operating capital, no significant assets and minimal revenue from operations. If we cannot raise enough investment capital in the future, we may not survive.

Even if the Maximum Amount of $1,000,000 is raised in this Offering, we have minimal operating capital and will be dependent upon our ability to finance our operations from the sale of additional equity or other financing alternatives. We have a history of accumulated deficits that may continue into the foreseeable future. Startups often depend on raising several rounds of additional capital until they reach profitability. There can be no assurance that we will be able to successfully raise operating capital. The failure to successfully raise operating capital could result in our bankruptcy or other event which would have a material adverse effect on us and our stockholders. We have no significant assets or financial resources, so the failure to raise sufficient operating capital would put your investment dollars at significant risk.

We must continue to attract and retain active investors in order for our business to be successful.

Our business is equally dependent upon users who invest actively on our website and want to make their trades and portfolio available for other members to view, and other users who want to learn about investing. Our business model depends on acquiring both types of users and our operations will suffer if our website primarily attracts only users that conduct trades or only users that review trading data. In addition, the numbers of contributors and users of the Company's website and other products must continue to grow or our business will suffer. If the number of contributors does not grow, we may not be able to attract large numbers of active investors and encourage them to use our website to post their trades. If the number of contributors—and the trades they produce—does not grow, we may not be able to attract and retain large numbers of users who demand a steady supply of fresh, new content on a daily basis.

The success of our business also depends on sophisticated and celebrated investors becoming active users of our website. If we are unable to attract higher skilled and talented investors to our website, we may not be able to attract larger, higher-paying customers, such as large corporations and advertising agencies. Conversely, without such large and prestigious customers, we may not be able to attract top-rated investors.

Our goal of generating a greater percentage of our revenue from large companies could require more resources to provide the services required, which could increase our operating costs and hurt our business.

Part of our growth strategy is to focus on attracting more of the larger companies that have brokerage needs. Historically most of our revenue has come from individual users. By working with larger companies, we may face increased service requirements, greater indemnification requirements, more intense pricing pressure, and the need for additional working capital to accommodate the larger receivables and collections issues that are likely to occur as a result of being paid on credit terms. If we are unable to adequately address those demands, it may affect our ability to work with greater numbers of large companies, which may adversely affect our results of operations and future growth.

We may not be able to increase the awareness of our brand in the marketplace as quickly or as effectively as is necessary to insure revenue growth.

To increase revenue, we must expand our website's investment tracking tool to include alternative assets, such as futures, options, currencies, etc. To accomplish this, we must increase our visibility in the marketplace. Potential contributors must be aware that we exist and be able to find us. We need to demonstrate how our website can be useful to them. That could require us to devote more resources to marketing efforts, including advertising and other expenses, to build public awareness of our brand.

Even with an enhanced marketing effort, there is no guarantee that we will be able to increase the number of new visitors to our website and in turn, convert them into active users. Any number of conditions could affect the success of our marketing efforts, including a poorly executed campaign, the failure to expand to additional markets and integrate with brokerages to keep customers coming back for more, or an inability to keep up with new technologies, which could have a negative impact on user experience with our website and adversely affect our results of operations and future growth.

Expanding beyond our current business model could result in additional risks.

We intend to add new services on our website, such as videos or finance-related job postings that will attract the mass financial community. These or other new services could result in new costs of doing business. There may be additional expenses associated with overcoming new and innovative competitors, meeting new infrastructure requirements and solving new legal and regulatory challenges. There is no guarantee that revenues generated from our provision of new services will cover corresponding operating expenses.

If we engage in mergers or acquisitions, or if we invest in new businesses, we will be subject to additional risks.

We may acquire new businesses, invest in or enter into joint ventures with other businesses, develop new businesses internally or close or consolidate businesses. Failure to execute on any of these in a satisfactory manner could adversely affect our future results of operations and financial condition. Performance of any of these efforts may divert attention of management from operating our existing business and we may not effectively evaluate target companies, investments or investment partners or assess the risks, benefits and cost of buying, investing in or closing businesses or of the integration of acquired businesses. These activities may not meet our performance and other expectations and may expose us to unexpected or greater-than-expected costs, liabilities and risks.

As a provider of investment information, the Company faces litigation, legal and regulatory risks.

The nature of our business entails significant litigation, legal and regulatory risks. The dissemination and acquisition by users of information on our website could result in potential insider information being exchanged on the website, users making investment decisions based on incomplete, inaccurate or opinion-based information acquired from the website, and users making overly risky investments in high-risk stocks with low-market capitalization and/or insufficient public float based on information acquired from the website. These events may not only result in users' investment losses but may also be violations of applicable federal and state securities laws and could result in lawsuits from users and investigation and enforcement actions from securities regulatory authorities against the Company.

We hold trademarks for our brand names and own our Internet domain name. Any unauthorized use of those names or challenges to our rights to them could affect our business.

We hold a registered trademark to the name "investFeed" in the United States, the "www.investFeed.com" Internet domain name, and various other related domain names. However, our competitors could use or purchase rights to similar brand names or domain names, which could cause confusion for the public and interfere with our efforts to build our brand. There is also the possibility that owners of other trademarks with elements similar to our brand name could make infringement claims against us, which could harm our reputation and adversely affect our business. In addition, domain name regulatory bodies could change their policies and rules in ways that would impair the effectiveness of our brand-identifying domain name in the United States or in other countries where we conduct business now or in the future and that could affect the success of our business.

If we do not successfully integrate past or potential future acquisitions, our business could be adversely affected.

We may pursue acquisitions of other companies in the future to enhance our business offerings. The benefits resulting from an acquisition could take a significant amount of time to—or may never—emerge. Future acquisitions or investments could result in dilutive issuances of equity securities, use of large amounts of cash or incurrence of debt, contingent liabilities or amortization expenses. Any of these could adversely affect our financial condition.

In addition, integration of a new company's operations, assets and personnel with ours could consume a considerable amount of management's time. There are other potential risks associated with acquisitions, including outstanding, unforeseen or hidden liabilities, information security weaknesses, inability to generate revenue to offset the cost of acquiring a company, and the potential for losing or harming relationships with our customers, suppliers and employees.

We may need to raise additional capital in the future with no guarantee we will be able to do so on acceptable terms or at all.

We expect to continue to invest in our business to help it grow and we may require additional funds for such things as infrastructure and technology improvements, developing new website features, adding to our personnel or acquiring a company. We may need to seek equity or debt financings. If either or both were to happen, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any future debt financing could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters. That could make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our business growth could suffer and our ability to respond to business challenges could be harmed.

The non-payment of amounts owed by certain of our larger customers may negatively impact our financial condition.

By year-end 2016, we anticipate that twenty percent or more of our total revenue will have been generated by one single customer. The loss of this customer would represent a substantial blow to our revenue stream. Furthermore, some of our paying subscribers purchase subscriptions on credit and therefore we assume a credit risk for non-payment in the ordinary course of business. Although we evaluate the credit-worthiness of new customers and perform ongoing evaluations of our existing customers' ability to pay their outstanding subscription dues, there can be no assurance that our allowances for uncollected accounts receivable balances will be sufficient. As our direct sales continue to grow, we expect to increase our allowance for doubtful accounts primarily as the result of increased sales to customers who pay on credit.

Risks related to the FinTech and financial services industries

Because the financial technology services industry is relatively new and constantly changing, it is difficult to determine our current performance and determine our likelihood of success.

Our operating history is limited and our business plan is based on assumptions of the financial services market that may or may not prove to be accurate. The current demand and growth potential for the ability to share trades and investment portfolios with peers via computers and mobile devices may not meet our expectations. In addition, the Company may not be able to meet the needs of the evolving marketplace. For example, we may not be able to retain our existing customers and attract new customers, provide the type of social investing tools customers demand, compete with other social investing networks or keep pace with technological advances required to accommodate and satisfy a growing customer and investor base located in the United States and abroad. Because of our relatively brief operating history, we cannot guarantee we will overcome all hurdles in our path and you should not look at our past growth achievements as indicators of future success.

The financial technology industry is extremely competitive, which could hamper our ability to succeed.

The financial services technology or "FinTech" industry includes companies that are backed by large financial institutions with significant capital at their disposal. The industry is becoming increasingly saturated, as cell-phone technological advances make it easier for greater numbers of people to invest and share investment strategies online. This could result in lower demand for our services, thinner profit margins and a reduction of our share of the market. Our competitors include a diverse range of entities, including other online social investing platforms such as Etoro and Yahoo Finance, robo-advisory firms such as Betterment, social websites such as Stocktwits, and traditional commissioned brokerages such as TD Ameritrade and Fidelity. Many of our competitors have longer operating histories, a larger market share, and greater financial and other resources than we do.

Our competitive edge could be affected by competitors' pricing strategies, the amount of resources they devote to marketing efforts, the public's awareness of their brands and the speed of their response to advances in technology. In addition, we may not be able to compete with the market data requirements or the "ease-of-use" of competing online platforms. If users stop posting content to our website or remove previously posted content, our business will suffer. If competitors develop new products or technologies, our website could be seen as less desirable to active investing and trading community, which could adversely affect our financial condition.

The number of competitors could grow as technology makes it easier to enter the FinTech space and crowdfunding opportunities make it easier for new entrants to acquire capital.

There are low barriers to creating a FinTech website-based business, which, along with the potentially large market for sharing investment strategies due to the omnipresence of social media, could increase the number of competitors we face. Additionally, Regulation Crowdfunding and similar initiatives have made it easier for startup companies to raise seed capital. New entrants to the FinTech industry could use ambitious marketing campaigns to surpass or obscure our brand awareness. This could result in losses of the Company's users and contributors to such new market participants, which would adversely affect our business.

International nature of our business

Plans to expand our international operations could affect our financial condition.

Provided that the Company conducts a successful Offering and experiences continued growth, we anticipate expanding our international presence. With those efforts come potential costs and risks that could affect our business success. We do not have experience operating abroad and working with different languages, cultures, government regulations and legal systems. We may need to devote substantial time and resources to opening branch offices in foreign countries, learning to satisfy the preferences and needs of foreign markets, understanding and complying with local laws and regulations applicable to our business, protecting our trademarks beyond the reach of U.S. protections, and navigating foreign tax laws that could be financially detrimental. We may not be able to meet our goals for international expansion.

Much of our business depends on our customers' advertising and marketing budgets, which fluctuate with the state of the world economy.

Demand for financial advertising tends to correspond with the size of corporate marketing budgets. The healthier the budgets for marketing and advertising campaigns, the greater the resources available for large numbers of ads, which helps our business to thrive. In this way, our financial condition is tied in with the world economy. When the economy is weak, companies may cut their advertising expenditures and their need for ads. During hard economic times, we may be unable to retain our existing customers or attract enough new ones, which could cause our business to suffer.

Changes in currency exchange rates could have an adverse impact on our business.

Our business results are expressed in U.S. dollars, including revenues and expenditures originating in other countries where local currency is used. The currency exchange rate—the status of the U.S. dollar as compared to the rest of the world's currencies—could dictate whether our revenues meet expectations. A strong U.S. dollar, for example, could result in decreased revenues after conversion of foreign money. Similarly, we will pay our contributing members based abroad in U.S. dollars. When the dollar is strong, that expenditure is higher. As exchange rates vary, our sales and other operating results may differ materially from what was projected. Our revenue from international sources is immaterial at this time.

Risks related to technology

We must routinely upgrade our technology to stay current and competitive and continue to grow.

To stay competitive, we must insure our technology infrastructure is up to date so that it functions without disruption and our website continues to have the features the market demands. For financial and other reasons, we may not be able to keep up with the pace of improvement enjoyed by our competitors and as a result, we may lose business. We currently do not have specific plans for any infrastructure upgrades that would require significant capital investment. In the future we will need to improve and upgrade our technology, database systems and network infrastructure in order to allow our business to grow in both size and scope.

If access to our website or the functioning of our online services is interrupted due to technological issues, our reputation and results of our business operations could be negatively affected.

Our users who use our website expect it to be operational 24 hours a day, 365 days a year. Anything less could cause them to think negatively about us and could discourage them from doing business with us, which could hurt our financial condition. A technological breakdown that leaves our website inaccessible even for a brief period could result in negative publicity and damage to our reputation that could take a long time to repair. A loss of website function could happen anyway due to any number of factors, including online viruses, security breaches, network or power failures or a high volume of visitor traffic. In addition, our operations could be negatively affected by a service failure on the part of third-party companies we hire and depend on for maintenance of our data centers, hosting of our applications and keeping us connected to the Internet, among other services. If these companies become undependable or unavailable, our business could be adversely affected. Depending on the cause of the service interruption, we may not be able to correct it quickly or at all.

We could be subject to hackers and other cyber-criminals despite our security measures, putting our customers' private information at risk and exposing us to possible litigation and loss of reputation.

The Company is a web-based business, and thus, most, if not all of our customer data is collected over the Internet and stored electronically. The security measures we take to protect confidential information we collect from our customers may not be able to prevent all cybercrime attacks. If our systems are invaded by hackers, viruses, malware or other attackers, confidential information could be misappropriated and our operations could be interrupted and violated. Of particular concern is our clients' credit card information, which is at an increased risk because we do not collect cardholders' signatures.

Our computer systems and data could be compromised without our being aware of it. The result could be expenditure of significant amounts of money to add protection against security breaches or to repair the damage done. We also could harm relationships we have with payment networks, which might ban us from processing our customer transactions. In addition, if third-party services we use to conduct our business, like email, were interrupted or if they threatened confidential data, we could face expensive litigation. The result of serious security breaches could be the loss of business and loss of our reputation, which could affect our financial condition. We also could be found in violation of state, federal and international law, exposing us to fines, lawsuits, criminal penalties and other costs.

The technologies we depend on to secure the transmission of confidential information are licensed from third parties and could malfunction or could be breached. In addition, the vendors providing our co-location and cloud services may not have the capability to sufficiently prevent security breaches and other issues that could affect the integrity of information that is stored in and passed through their systems.

Our business hinges on a strong and dependable Internet. If the Internet infrastructure should decline in its capabilities, making it less useful and less desirable of a communications tool, our business could be adversely affected.

Our business depends on continued maintenance of the Internet infrastructure to support uninterrupted access to the services it provides or will provide. This includes accommodating expected growing numbers of users and increasing bandwidth requirements. Issues related to viruses, malware and other programs that affect the Internet's performance, causing outages and service delays, could negatively affect our business operations.

As government regulation of the Internet evolves, our business could be adversely affected.

Changes in laws governing the Internet could make it more difficult for us to conduct our business. Depending on what actions lawmakers in the United States and abroad take, the

Internet could become less popular among the public and its growth could stagnate. New laws or new legal interpretations could affect such things as online contracts, credit card fraud, advertising, taxation, privacy, copyrights, consumer protection, intellectual property infringement and more. The cost to comply with new laws or regulations could be significant and would increase our operating expenses. Different countries around the world may implement more restrictive laws than the United States. Furthermore, many of the laws that are being applied to Internet commerce remain untested in the courts, leaving unanswered questions about future enforcement and their impact on our business and financial condition. We must keep abreast of differing Internet-related laws in all of the countries in which we provide content licensing. Failing to comply could affect results in regulatory investigation and enforcement actions, which would negatively affect our reputation and business operations.

Our business success is dependent on continued acceptance and growth of user acquisition. Specifically, if users interest in online social investing should change, our business will suffer.

Although acceptance of the Internet as a place to share market ideas and content appears to be growing and becoming commonplace, questions remain for some people about the potential for fraud, protection of privacy, quality of online content and more. We will have to respond to and overcome consumer hesitation in order for our business to continue to grow, especially in other parts of the world. Our success also is dependent on continued high demand for access to financial market content, especially the ability to connect with your brokerage provider and share trades is our specialty. If that demand does not grow as we expect, our business will suffer.

Risks related to our employees

Our future success depends on our co-founders and management team.

Our future success largely depends on our co-founders, Ronald Chernesky and Andrew Freedman, who each have extensive experience in financial markets industry. If they or other members of our management team, including technical and marketing personnel, were to leave the Company, we might not be able to find replacements who could implement our business strategy. This could have a material adverse impact on our business, our financial condition and results of operations. If any member of our management team were to join or start a new, competing business, we could lose our customers. There could be costs involved in recruiting and retaining replacement personnel. We do not hold "key person" life insurance on either of the co-founders or any member of the management team. The loss of either of the Company's cofounders would significantly impair, and perhaps cripple, our business. Similarly, the loss of any member of the management team would have a negative impact on our success.

Failure to preserve our corporate culture as our company grows could have an impact on our advisors' ability to remain innovative and work effectively as a team.

We have invested time and energy in developing a team of advisors that values and encourages innovation and creativity. If we were to lose our company culture as we are transformed into a public and growing company, pursuit of our corporate objectives could be compromised and our business could suffer.

Risks Related to this Offering and Ownership of Crowd Safes

The Crowd Safe will not be freely tradable until one year from the initial purchase date. Although the Crowd Safe may be tradable under federal securities law, state securities regulations may apply and each Investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Safes. Because the Crowd Safes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Safes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Safes may also adversely affect the price that you might be able to obtain for the Crowd Safes in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

Because this transaction is a private offering and not registered under the U.S. Securities Act of 1933 or state securities laws, it has not been reviewed by the SEC or the state securities regulators. Any such review may result in additional disclosures by the Company.

There is no guarantee of return on your Investment.

There is no assurance that an Investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each Investor should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.

Prior to the offering the Company's current owners of 20% or more beneficially own 77.82% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities at the time of this Offering and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the offering price or at any other price.

Investors will not become equity holders until the company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. In addition, the Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. An Investor will not become equity holders of the Company until the Company receives a future round of financing great enough to trigger a conversion and until either the Company elects to convert the Securities following any such financing round or the expiration of a five-year period from the date the Securities were issued to the Investor.

The Company may never receive a future equity financing, or elect to convert the Securities into CF Shadow Securities (the type of equity securities Investors are entitled to receive upon such conversion) if a future equity financing does occur.   In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. However, the Company may never undergo such a liquidity event.

In almost no circumstances will Investors ever have voting rights, even upon conversion of the Securities into CF Shadow Securities.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series A Preferred Shares, the Series A-CF Shadow Security holders will be required to vote the same way as a majority of the Series A Preferred Share holders vote. Thus, Investors will never be able to freely vote upon any director or other matters of the Company, except in the event the Securities are converted into shares of common stock five years after having been issued.

Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.

Ownership of the Securities does not give Investors any right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C-AR and no additional information. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Investors will receive no special treatment over common equity holders.

In a dissolution or bankruptcy of the Company, Investors holding Securities that have not been converted will be entitled to distributions as if they were common stock holders. This means that such Investors will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Investors will have the same rights and preferences (other than the ability to vote) as the holders of the securities issued in the equity financing upon which the Securities were converted.

The Securities are not debt instruments and Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities that carry debt-like features, the Securities do not have any "default" provisions upon which the Investors will be able to demand repayment of their investment. Until the expiration of a five-year period from the date the Securities are issued, the Company has the sole and ultimate discretion as to whether or not to convert the Securities upon a future equity financing. Only in limited circumstances, such as a liquidity event, may the Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

Many of the financial projections made in this Offering are forward-looking and based on assumptions which may not occur.

Management has prepared projections regarding the Company's anticipated financial performance. The Company's projections are hypothetical and are based on management's best estimate of the probable results of operations of the Company, and have not been reviewed by Company's independent accountants. These projections are based on several assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. The projected results cannot be guaranteed.

Additional Disclosures

THE COMPANY IS OFFERING THE SHARES PURSUANT TO AVAILABLE EXEMPTIONS FROM REGISTRATION UNDER FEDERAL AND STATE SECURITIES LAWS. THE COMPANY IS UNDER NO OBLIGATION AND HAS NO INTENTION, TO REGISTER THE SECURITIES AND IS UNDER NO OBLIGATION TO ATTEMPT TO SECURE AN EXEMPTION FOR ANY SUBSEQUENT SALE. THE SHARES, WHEN ISSUED, WILL BE RESTRICTED SECURITIES AND GENERALLY MUST BE HELD INDEFINITELY. THEY MAY NOT BE TRANSFERRED UNLESS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN AVAILABLE EXEMPTION FROM REGISTRATION WITH AN OPINION FROM LEGAL COUNSEL TO THAT EFFECT SATISFACTORY TO THE COMPANY. IN ADDITION, SUCH SECURITIES WILL BE SUBJECT TO THE RESTRICTIONS ON TRANSFER AND OTHER OBLIGATIONS CONTAINED IN THE CROWD SAFES AND THE COMPANY'S BYLAWS THEN IN EFFECT.

GENERALLY, IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS INVESTMENT, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.



INVESTFEED, INC
111 NELSON STREET, SUITE #2
BROOKLYN, NEW YORK 11231

USE OF PROCEEDS

We estimate that, at a per Common Unit price of $100.00, the net proceeds from the sale of the 10,000 Common Units in this offering will be approximately $950,000, after deducting the estimated offering expenses of approximately $50,000.

The net proceeds of this offering will be used primarily to fund user acquisition/ marketing, R&D/product development, to hire additional web and mobile developers, and working capital.

Accordingly, we expect to use the net proceeds as follows:

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$100,000	$1,000,000
Less: Offering Expenses		
(a) StartEngine Fees (2.5% of 5% total fee)	$2,500	$25,000
(b) Professional Fees(1)	$2,500	$25,000
Net Proceeds	$95,000	$950,000

Use of Net Proceeds:		
(a) Marketing	$5,000	$200,000
(b) R&D	$20,000	$200,000
(c) Expansion	$5,000	$100,000
(d) Salaries and General Admin	$48,000	$160,000
(e) Professional Fees	$12,000	$40,000
(f) Working Capital	$10,000	$300,000
Total Use of Net Proceeds	$100,000	$1,000,000

(1) Includes estimated legal, accounting and marketing expenses associated with the Offering.

The foregoing information is an estimate based on our current business plan. We may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Pending the expenditure of proceeds of the offering pursuant to the uses described above, we intend to invest the net proceeds of this Offering in short-term, interest-bearing securities.

Irregular Uses of Proceeds may include but are not limited to the following: vendor fees and expenses paid to the Company's directors or officers or their friends or family, any "Administration Expenses" that are not strictly for administrative purposes, any "Travel and Entertainment" expenses, and any repayment of inter-company debt or back payments; provided however, that the foregoing fees or expenses, as applicable, exceed $10,000.

Fundraising Terms and Contact

Target $1,000,000



OPENING THE GATES
TO 90 MILLION INVESTORS

▶ **Convertible Note**

   ▶ **$5,000,000 Cap, 20% discount**

Ask about investment opportunities

Ronald V. Chernesky

   646.750.3115

   ron@investfeed.com

   www.investFeed.com



INDEBTEDNESS

Line of Credit Agreement

On March 23, 2016, the Company entered into a $20,000 loan agreement with Mark Carrington (the "Loan Agreement"). As of the date of this Offering, Mark Carrington owns 60,000 shares of the Company's common stock. The unsecured loan made pursuant to the Loan Agreement is payable in two tranches of $10,000 each. The first tranche was paid to the Company on May 15, 2016. The second tranche is currently outstanding. The maturity dates for the first tranche is November 15, 2016. The maturity date for the second tranche will be six months following the payment date of such tranche. Mark Carrington has the right to refuse payment of the second tranche in his sole discretion. Advances under the Loan Agreement bear interest at a rate of 10% per annum. Any unpaid interest shall be counted as principal for the purposes of calculating monthly interest payments. If any capital remains outstanding with respect to a tranche twelve months following the maturity date of such tranche, the rate of interest thereon shall be increased to 15% per annum.

Convertible Notes

As of the date of this Offering, the Company has issued a number of convertible promissory notes for an aggregate purchase price of $115,000 ("Notes"), the first of such issuances occurring on March 1, 2016. The Notes bear an annual interest rate of 6% and convert into shares of the Company's common stock upon the occurrence of a Qualified Financing Event at a 20% discount. For a complete understanding of the terms of the Notes, please refer to Exhibits 1 through Exhibit 12. The Company anticipates that it will continue to issue additional Notes until the Company determines, in its sole own discretion, that it has raised sufficient funds to meet its capital needs.



INVESTFEED, INC

111 Nelson Street. Suite #2

Brooklyn, New York 11231 646-750-3115
www.investFeed.com

PREVIOUS EXEMPT OFFERINGS

The Company has issued the following exempt offerings in the past three years:

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
11/2014	Regulation D, Rule 506(b)	Common Stock	$105,000	Professional Fees, Marketing, R&D, Salaries & General Admin and Working Capital
7/2015	Regulation D, Rule 506(b)	Common Stock	$144,500	Professional Fees, Marketing, R&D, Salaries & General Admin

				and Working Capital
3/2016	Regulation D, Rule 506(b)	Convertible Promissory Notes	$115,000	Professional Fees, Marketing, R&D, Salaries & General Admin and Working Capital
4/2016	Regulation D, Rule 506(b)	Warrants	$40,000	Professional Fees, Marketing, R&D, Salaries & General Admin and Working Capital



INVESTFEED, INC

111 Nelson Street. Suite #2

Brooklyn, New York 11231 646-750-3115
www.investFeed.com

RELATED PARTY TRANSACTIONS

InvestFeed has not entered into any related party transactions. Should we enter into an affiliated transaction in the future, it will be made or entered into not terms that are no less favorable to use than those that can be obtained from any unaffiliated third party.

investFeed, Inc.
Video Transcript - StartEngine

Some people believe Wall Street needs reform.

Some believe the financial services industry is ripe for disruption.

At investFeed we believe revolution begins with the individual.

investFeed is a transparent social investment network that let's you take charge of your investment portfolio and control your own future.

Connecting with your brokerage account the investFeed relevant, crowdsourced, market insights and helps you access your own portfolio against a community of peers.

By sharing knowledge investors make better decisions, safer investments, and ultimately more money.

Today technology offers us the opportunity to make the stock market open, transparent, truthful, and free of noise the way it was always meant to be.

Even with the latest trading tools and technology investors still aren't any more profitable today than they were since the beginning of the stock exchange.

My partner and i created investFeed when we realized that people were relying to heavily on traditional social networks for investment research.

The lack of transparency surrounding these networks motivated us to develop a system where anyone making an investment strategy would be held accountable for their investment ideas.

Everything you need as an investor is all here in an open, transparent, and compliance friendly environment.

With investFeed you'll tap into the worlds smartest trading minds in real-time.

Make better investment decisions without incurring the fees of a broker.

Enjoy a platform that's fast, secure, and industry compliant.

See how your portfolio stacks up against your peers. Investfeed isn't just some app for connecting with the stock market. It's entirely revolutionizing the way you make investment decisions.

Let's democratize access to the financial markets by bringing transparency to personal investing.

Visit investFeed.com